Filed by: AECOM Merger Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject company: AECOM Merger Corporation
Commission File No.: 333-82516

AECOM

Interoffice Correspondence

February 12, 2002

TO:                   AECOM Shareholders

FROM:            Richard G. Newman
                          Chairman and CEO

We have filed a registration statement with the Securities and Exchange Commission for the restructuring of AECOM as a first and necessary step in a process to possibly make an initial public offering of our common stock. After the registration statement has been reviewed by the SEC, we will provide you with a proxy statement/prospectus, which is included in the registration statement, that will contain important information about the restructuring and then we will hold a stockholders meeting to consider the matters described in the proxy statement/prospectus. The stockholders meeting is likely to take place sometime in April or May. If the transactions discussed in the proxy statement/prospectus are approved, and the Board of Directors feels we should continue with this process, we would expect to make our initial public offering sometime in May.

We appreciate how important this event is to you, and we will provide you with additional information as appropriate. In the interim, it is most important that we try to not let this process distract us from our most important function of providing our clients with the best value-added service.

This memorandum does not constitute an offer of any securities for sale. You should read the proxy statement/prospectus when it is available because it contains important information.